GIBSON ENERGY AND BAYTEX ENERGY ANNOUNCE PEMBINA DUVERNAY INFRASTRUCTURE AND AREA OF DEDICATION AGREEMENT

Calgary, Alberta (March 11, 2025) – Gibson Energy Inc. ("Gibson") and Baytex Energy Corp. (“Baytex”) are pleased to announce a strategic partnership in the Pembina Duvernay and the execution of a long-term take-or-pay agreement (the “Partnership” or the “Agreement”). The Partnership will see Gibson advance its liquids infrastructure strategy in support of the development of Baytex’s growing Pembina Duvernay asset.

Key Highlights
•Creates a strategic partnership to develop infrastructure, driving long-term value for both parties.
•Expands Gibson’s liquids infrastructure footprint and increases committed volumes to its core Edmonton terminal through an area dedication, enhancing the quality of cash flows.
•Supports Baytex’s ongoing development in the Pembina Duvernay and provides committed market access.

"Building on our long-standing relationship, this strategic partnership leverages our infrastructure expertise, differentiated services and superior connectivity at our Edmonton terminal to create mutual value," said Curtis Philippon, President and Chief Executive Officer. "Moving forward, we see the opportunity for further expansion of our partnership with Baytex to support their development plans and potential to work with other customers to explore additional purpose-built solutions which increase long-term demand for services at our core terminal assets."

“We are excited to partner with Gibson and progress the development of our Pembina Duvernay asset, which includes the construction and operation of certain midstream infrastructure,” commented Eric T. Greager, President and Chief Executive Officer. “This partnership allows us to leverage Gibson's liquids infrastructure and midstream expertise while maintaining operatorship.”

Under the initial 10-year Agreement, Gibson will invest approximately $50 million of capital expenditures and receive an area of dedication and established return on investment that is aligned with Gibson’s target build multiple. Baytex will construct the infrastructure and have operating responsibility for the term of the Agreement. Construction has commenced and is expected to be completed by Q4 2025.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"), including, but not limited to, statements concerning Baytex’s development and growth of the Pembina Duvernay asset, Gibson’s ability to support thereon, the potential for further expansion of the partnership between parties, the capital expenditure in relation to the project, Gibson’s rate of return thereon and achievement of its target build multiple and the anticipated in-service date of the project. All statements other than statements of historical fact are forward-looking statements. The use of any of the words ‘‘anticipate’’, ‘‘plan’’, ‘‘contemplate’’, ‘‘continue’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘propose’’, ‘‘might’’, ‘‘may’’, ‘‘will’’, ‘‘shall’’, ‘‘project’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘believe’’, ‘‘predict’’, ‘‘forecast’’, ‘‘pursue’’, ‘‘potential’’ and ‘‘capable’’ and similar expressions are intended to identify forward looking statements. The forward-looking statements reflect certain beliefs and assumptions of the industry and the beliefs and assumptions of the parties with respect to, among other things, the completion of the project and the ability to achieve the anticipated benefits of the project. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The parties do not undertake any obligations to publicly update or revise any forward-looking statements except as required by securities law. For Gibson, actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in “Forward-Looking Information” and “Risk Factors” included in Gibson’s Annual Information Form and Management's Discussion and Analysis, each dated February 18, 2025, as filed on SEDAR+ and available on the Gibson website at www.gibsonenergy.com. For Baytex, actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in Baytex’s Annual Information Form, Annual

Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2024, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission on March 4, 2025 and available on the Baytex website at www.baytexenergy.com.

Gibson Energy Inc.

Gibson Energy Inc. is a leading liquids infrastructure company with its principal businesses consisting of the storage, optimization, processing, and gathering of liquids and refined products, as well as waterborne vessel loading. Headquartered in Calgary, Alberta, the company's operations are located across North America, with core terminal assets in Hardisty and Edmonton, Alberta, Ingleside and Wink, Texas, and a facility in Moose Jaw, Saskatchewan.

Gibson shares trade under the symbol GEI and are listed on the Toronto Stock Exchange. For more information, visit www.gibsonenergy.com.

For further information, please contact:

Investor Relations:
(403) 776-3077
investor.relations@gibsonenergy.com

Media Relations:
(403) 476-6334
communications@gibsonenergy.com

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 85% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations:
1 (800) 521-5521
investor@baytexenergy.com